SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GAMCO Investors, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

                                                                                               ________361438104_________
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-7732
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________September 2, 2008 ________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No.  361438104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 75,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 75,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 75,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.03%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No.  361438104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 225,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 225,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 225,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 3.08%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No.  361438104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of a Private Entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Class A Common Stock of GAMCO Investors, Inc. (the “Issuer”), a New York corporation with principal offices located at One Corporate Center, Rye, NY 10580.

Item 2.                                Identity and Background
(a), (b) and (c) - This statement is being filed by Mario J. Gabelli (“Mario Gabelli”), GGCP, Inc.  (“GGCP”), and Gabelli Foundation, Inc. (“Foundation”), hereafter referred to as the “Reporting Persons.”
Mario Gabelli, 140 Greenwich Avenue, Greenwich, Connecticut, 06830, is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of the Issuer. GGCP is the majority shareholder of the Issuer.  GGCP makes investments for its own account.  The Issuer, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business.
The Foundation is a private foundation.  Mario Gabelli is the President, a Trustee and the
Investment Manager of the Foundation.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
                                GGCP is a New York corporation.  GGCP has its principal business office at 140 Greenwich Avenue, Greenwich, Connecticut, 06830.
                                The Reporting Persons do not admit that they constitute a group.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons, reference is made to Schedule I.
(d), (e), and (f) - See Schedule I.

Item 3.                                Source and Amount of Funds or Other Consideration
There were no funds associated with the reported transactions.

Item 4.                                Purpose of Transaction
On September 2, 2008, the Issuer adopted a resolution permitting GGCP to convert up to 598,144 shares of its Class B Common Stock (“Class B Shares”) of the Issuer into an equal number of shares of Class A Common Stock (“Class A Shares”) of the Issuer.
On September 2, 2008, the Issuer agreed to issue 75,000 Class A Shares in exchange for 75,000 Class B Shares that GGCP owned.
On September 4, 2008, 75,000 Class B Shares owned by GGCP authorized to be converted to Class A Shares were converted to Class A Shares and contributed by GGCP to the Foundation.
On September 9, 2008, the Issuer adopted a resolution modifying its September 2, 2008 resolution to permit GGCP or its shareholders to convert up to 300,000 of their Class B Shares into Class A Shares, inclusive of the 75,000 Class B Shares referred to above.
As a result of the above transactions, a total of 225,000 Class B Shares remain available to be converted into Class A Shares by GGCP or its shareholders.
The Class A Shares and the Class B Shares are identical in all respects except that holders of the Class A Shares are entitled to one vote per share and holders of the Class B Shares are entitled to ten votes per share.
Other than as described above, none of the Reporting Persons has any present plan or proposal which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest In Securities Of The Issuer
(a) The aggregate number of shares to which this Schedule 13D relates is 300,000 shares, representing 4.10% of the 7,316,045 Class A Shares outstanding as reported in the Issuer’s most recent Form 10-Q for the quarterly period ended June 30, 2008.  For disclosure purposes, the Class A and Class B Common Stock positions held on September 2, 2008 and today by the Reporting Persons are detailed below. The Reporting Persons beneficially owned or own those shares as follows:
Name	September 2, 2008 Shares of Common Stock	% of Class Of Common	Today Shares of Common Stock	% of Class of Common
Foundation	0 (CL A) 0 (CL B)	0.00% (CL A) 0.00% (CL B)	75,000 (CL A) 0 (CL B)	1.03% (CL A) 0.00% (CL B)
GGCP	598,144 (CL A) 19,830,356 (CL B)	8.18% (CL A) 96.14% (CL B)	225,000 (CL A) 19,803,500 (CL B)	3.08% (CL A) 96.01% (CL B)
Mario Gabelli	0 (CL A) 139 (CL B)	0.00% (CL A) 0.00% (CL B)	0 (CL A) 244,032 (CL B)	0.00% (CL A) 1.18% (CL B)

Mario Gabelli is deemed to have beneficial ownership of the shares owned beneficially by each of the foregoing persons. Mr. Gabelli disclaims beneficial ownership of the shares owned in GGCP in excess of his ownership interest in GGCP.
(b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the shares reported for it.
(c) Information with respect to all transactions in the shares which were effected during the past sixty days by each of the Reporting Persons is set forth on Schedule II.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale, of such shares.
                                (e) GGCP ceased to be the beneficial owner of more than 5% of the Issuer’s Class A Common Stock on September 9, 2008.  Therefore, the Reporting Persons will not be filing any amendment to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities Of The
Issuer
None.

Item 7.                                Material to be Filed as an Exhibit
Exhibit A is attached hereto.  Exhibit B is incorporated by reference to Exhibit A in the Amendment No. 2 to Schedule 13D of the Reporting Persons with respect to Lifecore Biomedical, Inc.
Exhibit A:	Joint Filing Agreement

Exhibit B:	Powers of Attorney to Peter D. Goldstein, Christopher J. Michailoff, and Douglas R. Jamieson from Mario J. Gabelli

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                      September 11, 2008

                MARIO J. GABELLI
GGCP, INC.
                                                                                                GABELLI FOUNDATION, INC.

          By:/s/ Douglas R. Jamieson
          Douglas R. Jamieson
          Attorney-in-Fact for Mario J. Gabelli
          Director – GGCP, Inc.

 Schedule I
                         Information with Respect to Executive
                    Officers and Directors of the Reporting Persons

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

GGCP, Inc. Directors:
Vincent J. Amabile Mario J. Gabelli
Business Consultant

Chief Executive Officer of GGCP, and Chairman and Chief Executive Officer of the Issuer; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chairman of LICT Corporation.

Marc J. Gabelli	Chairman of The LGL Group, Inc.
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc.
Charles C. Baum Douglas R. Jamieson
Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

President – GAMCO Asset Management Inc.
President and Chief Operating Officer of the Issuer
President – Gabelli Securities, Inc.

Joseph R. Rindler, Jr.	Account Executive for GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent Capurso	Vice President Taxes, Barnes & Noble, Inc.
Vincent S. Tese	Former Director of the Issuer
Michael Gabelli	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer, Secretary

To the extent no address is provided above, the address of such individual is:         140 Greenwich Avenue
                                                                                                                                                   Greenwich, CT 06830

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

SHARES ACQUIRED AVERAGE
DATE DISPOSED OF(-) PRICE(1)

CL A COMMON STOCK – GAMCO INVESTORS, INC.

GGCP, INC.
9/02/08 598,144 *DI
9/04/08 75,000- *DO
9/04/08 298,144- *DO

(1) SEE ITEMS 3 AND 4.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.
REFER TO ITEM 4 OF THIS SCHEDULE 13D FOR DETAILED DISCRIPTION OF THE LISTED TRANSACTION.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock of GAMCO Investors, Inc., and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this September 11, 2008.

MARIO J. GABELLI GGCP, INC. GABELLI FOUNDATION, INC. By:/s/ Douglas R. Jamieson Douglas R. Jamieson Attorney-in-Fact for Mario J. Gabelli Director – GGCP, Inc.